

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2019

Michael P. O'Hara
Chief Financial Officer
Armada Hoffler Properties, Inc.
222 Central Park Avenue, Suite 2100
Virginia Beach, VA 23462

>   **Re: Armada Hoffler Properties, Inc.**
>   **Form 10-K for the year ended December 31, 2018**
>   **Filed February 28, 2019**
>   **File No. 001-35908**

Dear Mr. O'Hara:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comments, we may have additional comments.

Form 10-K for the year ended December 31, 2018

Notes to Consolidated Financial Statements
6. Notes Receivable
The Residences at Annapolis Junction, page F-26

1.   Please tell us the authoritative accounting literature management relied upon to account for the Option sale proceeds as a loan discount that will be recognized as interest income over the term of the loan.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jorge Bonilla, Staff Accountant at 202-551-3414 or Jennifer Monick, Assistant Chief Accountant, at 202-551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities